Exhibit 21.1

List of Subsidiaries

Year Ended December 31, 2022

Name of Affiliate or Entity	Place of Incorporation
Attributor Corporation (100% ownership)	Oregon
TVaura LLC (51% ownership)	Delaware
TVaura Mobile LLC (49% ownership)	Delaware
Digimarc GmbH (100% ownership)	Germany
EVRYTHNG Limited (100% ownership)	United Kingdom
EVRYTHNG Sarl (100% ownership)	Switzerland
EVRYTHNG Beijing Information Technology Ltd. (100% ownership)	China
EVRYTHNG Inc. (100% ownership)	Delaware